Exhibit 99.1

SIMILARWEB ANNOUNCES FIRST QUARTER 2023 RESULTS
First quarter 2023 revenue grew 19% year-over-year to $52.8 million
Non-GAAP operating margin improved by 31 percentage points

TEL AVIV, ISRAEL -- May 9, 2023 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its first quarter ended March 31, 2023. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We continued to improve our operating efficiency and navigate through a challenging demand environment in the first quarter,” said Or Offer, Founder and CEO of Similarweb. “We expanded our operating margin significantly compared to last year at this time due to our focus on aligning our resources with our growth trajectory. Despite longer sales cycles, we were able to win new customers, and retain many existing customers who assess our data as critical to their success.” Offer continued, “Our customers tell us that our data and actionable insights are essential to make the right decisions.”

First Quarter 2023 Financial Highlights
•Total revenue was $52.8 million, an increase of 19% compared to $44.3 million for the first quarter of 2022.
•GAAP operating loss was $(13.1) million or (25)% of revenue, compared to $(26.2) million or (59)% of revenue for the first quarter of 2022.
•GAAP net loss per share was $(0.15), compared to $(0.34) for the first quarter of 2022.
•Non-GAAP operating loss was $(7.2) million or (14)% of revenue, compared to $(19.8) million or (45)% of revenue for the first quarter of 2022.
•Non-GAAP operating loss per share was $(0.09), compared to $(0.26) for the first quarter of 2022.

Exhibit 99.1
•Cash and cash equivalents totaled $75.3 million as of March 31, 2023, compared to $77.8 million as of December 31, 2022.
•Net cash provided by operating activities was $0.3 million, compared to $0.9 million for the first quarter of 2022.
•Free cash flow was $(1.2) million, compared to $(4.3) million for the first quarter of 2022.
•Normalized free cash flow was $(0.6) million, compared to $(4.0) million for the first quarter of 2022.
Recent Business Highlights
•Grew number of customers to 4,179 as of March 31, 2023, an increase of 14% compared to March 31, 2022.
•Grew average annual revenue per customer to approximately $51,300 in the first quarter of 2023, an increase of 4% compared to the first quarter of 2022.
•Grew number of customers with ARR of $100,000 or more to 344, an increase of 16% compared to March 31, 2022.
•Customers with ARR of $100,000 or more contributed 55% of the total ARR as of March 31, 2023, compared to 53% as of March 31, 2022.
•Dollar-based net retention rate for customers with ARR of $100,000 or more was 114% in the first quarter of 2023 as compared to 127% in the first quarter of 2022.
•Overall dollar-based net retention rate was 105% in the first quarter of 2023 as compared to 115% in the first quarter of 2022.
•Multi-year subscriptions now comprise 40% of our overall ARR as of March 31, 2023, as compared to 35% as of March 31, 2022.
•Remaining performance obligations increased 9% year-over-year, to $174.0 million as of March 31, 2023, as compared to $159.1 million as of March 31, 2022.

Exhibit 99.1
Financial Outlook
“Our first quarter results, especially in our improved operating margin, show progress towards our objective of achieving sustained positive free cash flow quarterly by the fourth quarter of 2023,” said Jason Schwartz, Chief Financial Officer of Similarweb. “We continue to focus on disciplined execution and cost effectiveness in this challenging environment that we believe will be critical to accomplishing our objectives in 2023.”
•Q2 2023 Guidance
◦Total revenue estimated between $53.3 million and $53.8 million, representing approximately 13% growth year over year at the mid-point of the range.
◦Non-GAAP operating loss estimated between $(6.5) million and $(7.0) million.
•FY 2023 Guidance
◦Total revenue estimated between $221.0 million and $222.0 million, representing approximately 15% growth year over year at the mid-point of the range.
◦Non-GAAP operating loss estimated between $(21.0) million and $(22.0) million.
◦We expect to reach sustained positive free cash flow in the fourth quarter of 2023. Our free cash flow may fluctuate seasonally as we progress through this year.

The Company’s second quarter and full year 2023 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation to these measures to their closest GAAP equivalents without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, May 10, 2023. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: As a trusted platform for understanding online behavior, millions of people rely on Similarweb Digital Data and insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the second quarter and full year of 2023 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our

Exhibit 99.1
ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 23, 2023, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the above tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Raymond "RJ" Jones
Similarweb
raymond.jones@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	March 31,
	2022	2023
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$77,810	$75,349
Restricted deposits	9,814	9,858
Accounts receivable, net	38,141	37,497
Deferred contract costs	9,789	9,365
Prepaid expenses and other current assets	6,628	5,023
Total current assets	142,182	137,092
Property and equipment, net	31,823	31,904
Deferred contract costs, non-current	8,348	7,323
Operating lease right-of-use assets	40,823	39,126
Intangible assets, net	9,561	8,359
Goodwill	12,867	12,868
Other non-current assets	441	10
Total assets	$246,045	$236,682
Liabilities and Shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$25,000
Accounts payable	7,144	6,089
Payroll and benefit related liabilities	18,512	16,355
Deferred revenue	93,195	100,933
Other payables and accrued expenses	27,990	23,906
Operating lease liabilities	9,091	8,408
Total current liabilities	180,932	180,691
Deferred revenue, non-current	974	479
Operating lease liabilities, non-current	40,075	37,836
Other long-term liabilities	2,113	2,019
Total liabilities	224,094	221,025
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2022 and March 31, 2023 (unaudited), 76,435,940 and 77,234,752 shares issued as of December 31, 2022 and March 31, 2023 (unaudited), 76,433,772 and 77,232,584 outstanding as of December 31, 2022 and March 31, 2023 (unaudited), respectively;	210	212
Additional paid-in capital	345,834	351,649
Accumulated other comprehensive income (loss)	(367)	(644)
Accumulated deficit	(323,726)	(335,560)
Total shareholders' equity	21,951	15,657
Total liabilities and shareholders' equity	$246,045	236,682

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2022	2023
	(Unaudited)
Revenue	$44,280	$52,750
Cost of revenue	13,095	12,076
Gross profit	31,185	40,674
Operating expenses:
Research and development	14,713	14,351
Sales and marketing	30,342	28,666
General and administrative	12,311	10,737
Total operating expenses	57,366	53,754
Loss from operations	(26,181)	(13,080)
Finance income, net	822	1,355
Loss before income taxes	(25,359)	(11,725)
Provision for income taxes	250	109
Net loss	$(25,609)	$(11,834)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.34)	$(0.15)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	75,035,966	76,862,020

Net loss	(25,609)	(11,834)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	86	(277)
Total other comprehensive income (loss), net of tax	86	(277)
Total comprehensive loss	$(25,523)	$(12,111)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Three Months Ended March 31,
	2022	2023
	(Unaudited)
Cost of revenue	$146	$155
Research and development	1,209	1,390
Sales and marketing	1,373	1,374
General and administrative	1,075	1,490
Total	$3,803	$4,409

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three Months Ended March 31,
	2022	2023
	(Unaudited)
Cash flows from operating activities:
Net loss	$(25,609)	$(11,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,049	2,540
Finance expense	231	207
Unrealized loss (gain) from hedging future transactions	4	(27)
Share-based compensation	3,803	4,409
Loss from sale of equipment	—	2
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	3,177	(1,225)
Decrease in accounts receivable, net	486	644
(Increase) decrease in deferred contract costs	(1,767)	1,449
Decrease in other current assets	1,104	250
Decrease in other non-current assets	—	431
Increase (decrease) in accounts payable	1,494	(1,059)
Increase in deferred revenue	12,518	7,243
Decrease in other non-current liabilities	(62)	(94)
Increase (decrease) in other liabilities and accrued expenses	2,486	(2,610)
Net cash provided by operating activities	914	326
Cash flows from investing activities:
Purchase of property and equipment, net	(4,784)	(1,132)
Capitalized internal-use software costs	(380)	(433)
Decrease (increase) in restricted deposits	12	(44)
Net cash used in investing activities	(5,152)	(1,609)
Cash flows from financing activities:
Proceeds from exercise of stock options	609	1,392
Payments of contingent consideration, net	—	(2,363)
Net cash provided by (used in) financing activities	609	(971)
Effect of exchange rates on cash and cash equivalents	(231)	(207)
Net decrease in cash and cash equivalents	(3,860)	(2,461)
Cash and cash equivalents, beginning of period	128,879	77,810
Cash and cash equivalents, end of period	$125,019	$75,349
Supplemental disclosure of cash flow information:
Interest (received) paid, net	$(17)	$6
Taxes paid	$60	$55

Exhibit 99.1

Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$4,279	$170
Deferred proceeds from exercise of share options included in other current assets	$479	$16
Deferred costs of property and equipment incurred during the period included in accounts payable	$10,542	$121
Deferred payments in relation to business combinations held in escrow	$—	$1,269

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Three Months Ended March 31,
	2022	2023
	(In thousands)
GAAP gross profit	$31,185	$40,674
Add:
Share-based compensation expenses	146	155
Retention payments related to business combinations	690	88
Amortization of intangible assets related to business combinations	1,041	1,168
Non-recurring expenses related to termination of lease agreement and others	9	—
Non-GAAP gross profit	$33,071	$42,085
Non-GAAP gross margin	75%	80%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating loss

	Three Months Ended March 31,
	2022	2023
	(In thousands)
Loss from operations	$(26,181)	$(13,080)
Add:
Share-based compensation expenses	3,803	4,409
Retention payments related to business combinations	712	282
Amortization of intangible assets related to business combinations	1,041	1,202
Adjustment of fair value of contingent consideration related to business combinations	552	—
Non-recurring expenses related to termination of lease agreement and others	318	13
Non-GAAP operating loss	$(19,755)	$(7,174)
Non-GAAP operating margin	(45)%	(14)%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Three Months Ended March 31,
	2022	2023
	(In thousands)
GAAP research and development	$14,713	$14,351
Less:
Share-based compensation expenses	1,209	1,390
Non-recurring expenses related to termination of lease agreement and others	23	—
Non-GAAP research and development	$13,481	$12,961
Non-GAAP research and development margin	30%	25%

GAAP sales and marketing	$30,342	$28,666
Less:
Share-based compensation expenses	1,373	1,374
Retention payments related to business combinations	22	194
Amortization of intangible assets related to business combinations	—	34
Non-recurring expenses related to termination of lease agreement and others	271	13
Non-GAAP sales and marketing	$28,676	$27,051
Non-GAAP sales and marketing margin	65%	51%

GAAP general and administrative	$12,311	$10,737
Less:
Share-based compensation expenses	1,075	1,490
Adjustment of fair value of contingent consideration related to business combinations	552	—
Non-recurring expenses related to termination of lease agreement and others	15	—
Non-GAAP general and administrative	$10,669	$9,247
Non-GAAP general and administrative margin	24%	18%

Exhibit 99.1
Reconciliation of Net cash provided by operating activities (GAAP) to Free cash flow and normalized free cash flow

	Three Months Ended March 31,
	2022	2023
	(In thousands)
Net cash provided by operating activities	$914	$326
Purchases of property and equipment, net	(4,784)	(1,132)
Capitalized internal use software costs	(380)	(433)
Free cash flow	$(4,250)	$(1,239)

Purchases of property and equipment related to the new headquarters	4,456	1,048
Payments received in connection with purchases of property and equipment	(4,169)	—
Payments received from escrow in relation to contingent consideration	—	(380)
Normalized free cash flow	$(3,963)	$(571)